UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                    Commission File Number [___]

                           NOTIFICATION OF LATE FILING

(Check One):   Form 10-K   Form 11-K   Form 20-F     |X|  Form 10-Q   Form N-SAR

                  For Period Ended:       March 31, 2005
                                   ------------------------------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------


  Read attached instruction sheet before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            SPAR Group, Inc.


Former Name if Applicable:

Address of Principal Executive Office (Street and number): 580 White Plains Road

City, state and zip code:    Tarrytown, New York 10591

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
  [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters due to substantial time devoted to recent business issues. As a result, the financial statements of the Registrant for the quarter ended March 31, 2005 and the notes thereto, have not yet been completed.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Charles Cimitile                    914                    332-4100
------------------------------    ---------------------     --------------------
          (Name)                       (Area Code)           (Telephone Number)

                                                                YES      No

(2)  Have  all  other  periodic  reports  required
     under  Section 13 or 15(d) of the  Securities
     Exchange |X| Act of 1934 or Section 30 of the              [X]     [_]
     Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)  Is it anticipated that any significant change              YES      No
     in   results   of    operations    from   the
     corresponding  YES No  period  for  the  last              [X]     [_]
     fiscal year will be reflected by the earnings statements to be included in |X| the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
     See Attachment A

--------------------------------------------------------------------------------
                                SPAR Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  May 16, 2005               By: /s/ Charles Cimitile
      ---------------------          -------------------------------------------
                                     Charles Cimitile, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                  ATTACHMENT A

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal quarter ended March 31, 2005 have significantly changed in comparison with the results of operations for the fiscal quarter ended March 31, 2004. For further details respecting the Registrant's improved performance, please see the Registrant's Periodic Report on Form 8-K dated May 5, 2005 filed with the U.S. Securities and Exchange Commission on May 10, 2005 respecting the earnings press release for the first quarter ended March 31, 2005.